UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-31375*

Forman Petroleum Corporation
(Exact name of registrant as specified in its charter)

650 Poydras Street, Suite 2200, New Orleans, Louisiana 70130 (504) 586-8888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(1)(i)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 18

        Pursuant to the requirements of the Securities Exchange Act of 1934, Forman Petroleum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FORMAN PETROLEUM CORPORATION

DATE: August 1, 2001	BY: /s/ Jeffrey Clarke
Jeffrey Clarke President

*     The Commission file number refers to a Form S-4 Registration Statement filed by the Company under the Securities Act of 1933, which became effective September 26, 1997.